Exhibit 21

Subsidiaries of Highlands Bankshares, Inc.

Name of Subsidiary	State of Incorporation

Highlands Union Bank	Virginia
Highlands Union Financial Services, Inc.	Virginia
Blue Ridge Hospitality, LLC	Virginia
Highlands Capital Trust 1	Delaware